BaoBros. 包兄弟

-Bistro-

CHRIS GARCIA, FOUNDER & CEO

CHRISGARCIA@BAOBROSBISTRO.COM

OUR CONCEPT

Fast Casual dining centered around Hong Kong and Taiwanese style steamed buns with a heavy emphasis on creating unique fusions of flavors from *all around the globe*. We will also serve boba tea and beer/wine.

The 3 B's

Bao

Hong Kong and Taiwanese style steamed buns filled with different proteins, vegetables, and even fruits.





Boba

Originally from Taiwan, recipes contain various teas, may contain milk, assorted toppings, syrups, and sugar.





Beer

Craft, import, and domestic.


KARBACH
DOUBLE IPA
Sympathy FOR THE LAGER
KARBACH BREWING CO
HOPADILLO IPA
WEISSE VERSA WHEAT
KARBACH BREWING CO
Love Street Summer Seasonal
Kölsch Style

THE ASK

This is a seed round opportunity for a highly scalable concept. We are seeking select individuals to join our team as founding investors.

- Minimum Investment Target: $50,000
- Maximum Investment Target: $150,000
- Investment structured as a Revenue Share Note (1.5X multiple) and SAFE Note
- Participation includes rights to initial location and future company stores and/or franchises
  - High potential for domestic and international expansion
- Additional potential in branded food products
  - Select products (sauces, closed buns, etc.) in grocery stores



Bao Bao, Our Spokesperson

COMPETING IN A COVID-19 WORLD

COVID-19 forced many restaurants to reevaluate their operations, and while the situation is improving the threat for a relapse is always present. Luckily, we have been able to learn from this pandemic to ensure we are set up for success on day one.

- Takeout and Delivery
  - We estimate that >26% of our sales will come in the form of off premise dining. To ensure we are successful in this we are:
    - Partnering with all major third party delivery services (Grub Hub, Uber Eats, Door Dash, Favor, and Postmates)
    - Investing in delivery packaging that is tamper proof for beverages and food
    - Focusing our marketing efforts on appealing to the takeout consumer and pushing alcohol-to-go
- Grocery
  - We will work to get select products (sauces, closed buns, etc.) in grocery stores such as HEB and Kroger
  - Many restaurants have also seen success by expanding their product offerings into common staple items (fresh spices, produce, etc.) to make it a one stop shop for consumers, we will do the same
- Contactless Service and Sanitary Practices
  - The ability to ease our consumers' concerns by offering a contactless pick up option and ensuring employees are wearing gloves and masks at all times are just a few steps we'll take to ensure safety for our guests and employees

FAST CASUAL IS THRIVING

Despite today's challenges, fast casual restaurants are finding ways to thrive through the pandemic.


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WHY BAO?


bao
DISNEY·PIXAR

SFWB
SNACK FOOD & WHOLESALE BAKERY

Home Magazine Snack Products Bakery Products Ingredients Eq

Bao surges in popularity

Traditional and non-traditional bao enters mainstream U.S. consciousness

10 Reasons The Bao Is The Best Sandwich You've Never Tried

10 Reasons The Bao Is The Best Sandwich You've Never Tried

Every single person in the world must experience these fluffy Asian sandwiches steamed with savory or sweet fillings inside.

By Renee Jacques

03/21/2014 09:34am EDT | Updated December 6, 2017

CNN travel

DESTINATION TAIWAN

The secret of gua bao: The Taiwanese street food taking over the world

Maggie Hiufu Wong, CNN • Updated 21st September 2018







LOCATION HIGHLIGHTS

- **5 Mile Radius Population: 343,336**
- **Median HHI: $94,290**
- **100,345 Cars Per Day**
- **Strategically located between anchor tenants Kroger and Studio Movie Grill**


Circle at Point Park
USPS Copperfield Annex
Point 6 Cir
Kolache Factory
Pebble Lake Dr
Coventry Square Apartments
Brightbrook Dr
Cypress Brook Dr
Swan Creek Dr
MOD Pizza
The UPS Store
Easton Village
8th Dimension Comics & Games
Willancy Ln
Pizza Hut
Chick-fil-A
Huffmeister Rd
Firestone Complete Auto Care
Smoothie King
Peppermill Place Apartments
West Rd
Wings N More
Easton Commons Dr
Cortland Copperleaf
Clover Gardens Dr
Copperfield Church
Google
Copperfield Apartments

8574 Highway 6 N, Houston, TX 77095

THE COMPANY TODAY

Legal Structure: Multi-member LLC
Established: February 19th 2019
Ownership: Chris Garcia Jr. – 90%
Chris Garcia Sr. – 10%


KROGER
9ROUND
BaoBros.
Bao-Boba-Beer
AURA DENTAL
DDS
DENTURES+IMPLANT
FJ LIQUOR
WINE • BEER • CIGARS


EQ
EQ
BaoBros.
Bao·Boba·Beer
包兄弟


8574

EXPERIENCED TEAM



Chris

- Experience in front/back of house in 2 local bao focused concepts
- Former GM of Kung Fu Tea
- Lived and traveled throughout Asia to understand culture and cuisine
- Texas A&M Mays Business School Graduate
- 8+ years of sales, marketing, and leadership experience



Chelsea

- 8+ years of fast casual General Management experience at Panera Bread
- Attended The Art Institute Culinary School
- Experience in corporate fast food environment with Whataburger



Sopha

- 40+ years of global culinary experience
- Helped design menus for Carrabba's restaurants Mia's Table and Grace's
- Cambodian and Chinese heritage further diversify and enhance an already strong culinary background

SOURCES & USES

We have spent *over a year* carefully planning and researching (from Chicago to Taiwan), and are less than two months away from opening. Investor funds will be used to help cover costs of the build out and equipment.

Conceptualization, Market Research, Build Team — **February 2019-April 2020**

Construction — **May-August 2020**

Operations — **August 2020 & Beyond**

Uses		
Start Up Costs (all inclusive)	379,265	
Financing Fees and Legal	0	
Working Capital	0	
Total Uses	379,265	
Sources		
Owner Equity *	203,920	
Partner Investment	90,000	
Landlord Buildout Allowance	0	80,040
Bank Debt	0	
Investors	85,345	
Total Sources	379,265	

*Owners will invest additional capital to cover expenditures not covered by investors

Expenses		Costs Covered by Owner Equity
Signage	$ 5,014.14	$ 2,707.07
Rent/Security Deposit	$ 8,890.56	$ 8,890.56
Organization Costs	$ 325.00	$ 325.00
Research & Education	$ 1,477.46	$ 1,477.46
Travel	$ 4,395.36	$ 4,395.36
Meals and Entertainment	$ 599.30	$ 599.30
Permits	$ 1,000.00	$ 1,000.00
Legal costs	$ 3,262.50	$ 3,262.50
Food Test Costs	$ 527.63	$ 527.63
Advertising & Promotional Items	$ -	
Phone & Internet	$ 100.00	
Computer, Fax, printer, copier	$ -	
Office Supplies & Software	$ 404.12	$ 404.12
Insurance	$ 274.27	$ 1,645.62
Furniture	$ 2,668.40	
Equipment	$ 48,500.00	$ 33,000.00
Leasehold Improvements	$ 243,527.00	$ 131,203.77
Inventory	$ 17,290.00	
Hiring and payroll	$ 25,178.00	
Beer/Wine Permit	$ 3,329.00	$ 3,329.00
Utility Deposit	$ 799.49	
Other - Architect Fee	$ 11,152.40	$ 11,152.40
Other - Marketing/POS System	$ 550.04	

KEY METRICS

All estimations for key metrics are conservatively derived from firsthand experience in competitive boba and bao focused concepts.

For a complete look at year one cash flows, see Appendix.

	Year 1	Year 2	Year 3
Orders/Day	205	215	226
-Dine-In	152	159	167
-Off-Premise	53	56	59
$/Order	$ 12.50	$ 13.13	$ 13.78
Revenue*	$804,216.10	$967,081.50	$1,015,435.58
COGS	$187,856.57	$225,900.24	$ 237,195.26
Op. Expenses**	$481,535.00	$495,981.05	$ 510,860.48
Profit	$134,824.53	$245,200.21	$ 267,379.84

*Revenue in Year 1 factors in a 6 month ramp up period.
**Operating Expenses assume a 3% yearly increase.

This slide contains forward looking projections which cannot be guaranteed.

MARKETING STRATEGY

- Influencers
  - ~1 week prior to Grand Opening we will have an invitational Soft Opening with top Instagram foodie influencers (mostly 10K followers or more). Meals comped for all influencers is estimated to cost <$500
  - The HoustonFoodiess (27K), EatingWithCatherine (24K), InTheKnowHouston (10K), SheWillSay (4.5K) & more
- Social Media
  - We have been and will continue to make posts on our Instagram, Facebook page, and/or Twitter 3-4 times per week to grow our followers and keep our audience engaged. Facebook currently has over 800 followers.
  - 10 days prior to opening we'll run local Facebook ads for $10/day to reach an additional 960-2,800 people/day
- Newsletter
  - In August we will begin a weekly newsletter sent to subscribers with updates on new menu items, specials, press releases, and coupons. Free with MailChimp until we get to over 2,000 subscribers.
- Grassroots
  - In August distribute ~9,000 trifold menus to surrounding homes within a 1 mile radius (menus will cost $350.35)
- Collaborations
  - We will collaborate with local breweries (Karbach, 8th Wonder, 11 Below Brewing Company, etc.) on a monthly basis to feature their beers (the breweries charge no cost for collaborations)

*Additional marketing actions can be found in our business plan.

THE COMPETITION


Fat Bao
Caobao Hot Steamy Buns
Wanna Bao
Duck n Bao
Fat Bao
Bao Bros. Bistro
Base map
Aldine
Jersey Village
Cinco Ranch
Fulshear
Simonton
Mission Bend
Bellaire
Meadows Place
Pecan Grove
Missouri City
Orchard

	Price	Primary Product Offerings	Service Style	Strengths	Weaknesses
Bao Bros. Bistro	$10-15 per person	Open/closed bao, boba tea, beer/wine	Fast casual	Diverse product offering, loyalty program, great service	New entrant, still establishing reputation
Fat Bao	$10-15 per person	Open bao, beer	Fast casual	First gua bao restaurant in Houston, good quality food	Limited product offering, no to-go menu
Caobao	$10-15 per person	Open/closed bao, boba tea	Fast casual	Diverse product offering	Poor quality product (esp. boba tea) and slow service
Wanna Bao	$20-30 per person	Modern Chinese (only 4 closed bao), beer/wine	Full service	Good quality food and atmosphere	Service is a bit slow, not many bao options
Duck N Bao	$15-20 per person	Standard Chinese (only 1 closed bao), beer/wine	Full service	Decent food and good atmosphere, good service	Poor location, only 1 bao option

BaoBros. 包兄弟 -Bistro-

TRENDING GLOBALLY

1. **Ganqishi (China) – Over 200 locations**
2. **Tong Kee Bao Dim (HK) – Over 80 locations**
3. **Bao Brothers (Australia) – 4 locations**
4. **Wow Bao (US) – Over 20 locations**


THE HANDBOOK FOOD & DRINK LOCKDOWN LIFE TRAVEL CULTURE LIFESTYLE WIN WHAT'S ON

Take A Bao: London's 15 Best Restaurants For Bao


1
甘其食 BAO BAO

From the UK to Hong Kong, deep down under in Australia and even Chicago, bao focused concepts are on the rise all around the globe.


2
唐記包點
tong kee bao dim


BB
3
CHARLESTOWN
FOOD TRUCKS
NEWCASTLE CBD
BAO AT HOME
BAO BROTHERS

4

WOW BAO

EXPANSION & EXAMPLE RETURNS

We have already begun forming connections with Success Franchising and the Franchise Brokers Association as well as iFranchise and Accurate Franchising (companies that specialize in franchising concepts) to ensure the foundation for expansion is solid.

	Yr1	Yr2	Yr3	Yr4	Yr5
Store 1					
% Growth		5%	5%	5%	5%
Revenue	$ 804,216	$ 967,082	$ 1,015,436	$ 1,066,207	$ 1,119,518
Expenses	$ 669,391	$ 721,881	$ 748,055	$ 775,241	$ 803,479
EBITDA	$ 134,825	$ 245,201	$ 267,380	$ 290,967	$ 316,039
Net Op Margin	17%	25%	26%	27%	28%
Store 2					
Revenue		$ 804,216	$ 967,082	$ 1,015,436	$ 1,066,207
EBITDA		$ 134,825	$ 245,201	$ 267,380	$ 290,967
Franchise 1					
Fees			$ 20,000		
Royalty			$ 64,337	$ 77,367	$ 81,235
Franchise 2					
Fees				$ 20,000	
Royalty				$ 64,337	$ 77,367
Franchise 3					
Fees					$ 20,000
Royalty					$ 64,337
Total Revenues	$ 804,216	$ 1,771,298	$ 2,066,854	$ 2,243,347	$ 2,428,664
Investment	$ 150,000	$ 150,000	$ 150,000	$ 150,000	$ 150,000
Investor Rev. %	10%	10%	10%	10%	10%
Investor Proceeds	$ 80,422	$ 149,579	$ -	$ -	$ -

This slide contains forward looking projections which cannot be guaranteed.

APPENDIX

YEAR 1 FORECAST

This slide contains forward looking projections which cannot be guaranteed.

Month	1	2	3	4	5	6	7	8	9	10	11	12	Total
Beginning Cash	80,040	65,135	56,677	56,595	60,258	72,312	88,880	107,001	125,122	141,807	160,049	175,178	80,040
Units													
Revenue	38,303	42,899	55,411	59,241	71,243	76,605	79,159	79,159	76,830	79,391	74,269	71,708	804,216
Merchandise	450	420	465	435	465	450	465	465	675	698	653	630	
Sauces	480	448	496	464	496	480	496	496	480	496	464	448	
Food Items	49,650	46,340	51,305	47,995	51,305	49,650	51,305	51,305	49,650	51,305	47,995	46,340	
Beverage Items	26,025	24,290	26,893	25,158	26,893	26,025	26,893	26,893	26,025	26,893	25,158	24,290	
Ramp up %	50%	60%	70%	80%	90%	100%	100%	100%	100%	100%	100%	100%	
Less:Cost of Goods Sold (COGS)	8,943	10,016	12,938	13,832	16,634	17,886	18,482	18,482	17,960	18,559	17,362	16,763	187,857
Merchandise	149	139	153	144	153	149	153	153	223	230	215	208	
Sauces	120	112	124	116	124	120	124	124	120	124	116	112	
Food Items	12,413	11,585	12,826	11,999	12,826	12,413	12,826	12,826	12,413	12,826	11,999	11,585	
Beverage Items	5,205	4,858	5,379	5,032	5,379	5,205	5,379	5,379	5,205	5,379	5,032	4,858	
Gross Profit	29,360	32,883	42,473	45,409	54,609	58,719	60,676	60,676	58,870	60,832	56,907	54,945	616,360
Gross Margin	77%	77%	77%	77%	77%	77%	77%	77%	77%	77%	77%	77%	77%
Expenses													
Payroll Expenses	22,127	22,127	22,127	22,127	22,127	22,127	22,127	22,127	22,127	22,127	22,127	22,127	265,524
Employee Benefits	3,830	3,575	3,958	3,703	3,958	3,830	3,958	3,958	3,842	3,970	3,713	3,585	45,880
Accounting/ Legal	95	95	95	95	95	95	95	95	95	95	95	95	1,140
Telephone	10	10	10	10	10	10	10	10	10	10	10	10	120
Marketing & Advertising	400	400	400	400	400	400	400	400	400	400	400	400	4,800
Utilities	556	556	556	556	556	556	556	556	556	556	556	556	6,668
Office Supplies	766	715	792	741	792	766	792	792	768	794	743	717	9,176
Maintenance	2,298	2,145	2,375	2,222	2,375	2,298	2,375	2,375	2,305	2,382	2,228	2,151	27,528
Travel	0	0	0	0	0	0	0	0	0	0	0	0	0
Miscellaneous Expenses	766	715	792	741	792	766	792	792	768	794	743	717	9,176
Rent	3,408	3,408	3,408	3,408	3,408	3,408	3,408	3,408	3,408	3,408	3,408	3,408	40,894
Property Taxes	974	974	974	974	974	974	974	974	974	974	974	974	11,693
Insurance	272	272	272	272	272	272	272	272	272	272	272	272	3,265
Paper/Plastic Products	3,064	2,860	3,166	2,962	3,166	3,064	3,166	3,166	3,073	3,176	2,971	2,868	36,704
Chemicals	766	715	792	741	792	766	792	792	768	794	743	717	9,176
Cable/Internet Bundle	90	90	90	90	90	90	90	90	90	90	90	90	1,080
Water	728	684	750	706	750	728	750	750	728	750	706	684	8,712
Total Expenses	40,151	39,341	40,555	39,746	40,555	40,151	40,555	40,555	40,184	40,590	39,778	39,372	481,535
Op Income (EBITDA)	-10,791	-6,458	1,918	5,664	14,053	18,568	20,121	20,121	18,685	20,242	17,129	15,573	134,825

EMPLOYEE COSTS

Position	Hourly Pay	Need/Shift	Shift Pay/Hr.		Sun.	Mon.	Tues.	Wed.	Thurs.	Fri.	Sat.	Weekly	Monthly	Annual
				Hours	10:00am-9:30pm	10:00am-9:30pm	10:00am-9:30pm	10:00am-9:30pm	10:00am-10:30pm	10:00am-10:30pm	10:00am-10:30pm			
GM (salaried)	$40,000	1			11.5	11.5	11.5	11.5	OFF	OFF	OFF	$ 769.23	$ 3,333.33	$ 40,000.00
Barista (AM FT)	$ 8.00	2	$ 16.00		OFF	OFF	6	6	6	6	6	$ 480.00	$ 2,080.00	$ 24,960.00
Barista (PM FT)	$ 8.00	2	$ 16.00		OFF	OFF	6	6	6.5	6.5	6.5	$ 504.00	$ 2,184.00	$ 26,208.00
Barista (PT)	$ 8.00	2	$ 16.00		11.5	11.5	OFF	OFF	OFF	OFF	OFF	$ 368.00	$ 1,594.67	$ 19,136.00
Line Cook (AM FT)	$ 10.00	2	$ 20.00		OFF	OFF	6	6	6	6	6	$ 600.00	$ 2,600.00	$ 31,200.00
Line Cook (PM FT)	$ 10.00	2	$ 20.00		OFF	OFF	6	6	6.5	6.5	6.5	$ 630.00	$ 2,730.00	$ 32,760.00
Line Cook (PT)	$ 10.00	2	$ 20.00		11.5	11.5	OFF	OFF	OFF	OFF	OFF	$ 460.00	$ 1,993.33	$ 23,920.00
Prep Cook (AM FT)	$ 10.00	1	$ 10.00		OFF	OFF	6	6	6	6	6	$ 300.00	$ 1,300.00	$ 15,600.00
Prep Cook (PM FT)	$ 10.00	1	$ 10.00		OFF	OFF	6	6	6.5	6.5	6.5	$ 315.00	$ 1,365.00	$ 16,380.00
Prep Cook (PT)	$ 10.00	1	$ 10.00		11.5	11.5	OFF	OFF	OFF	OFF	OFF	$ 230.00	$ 996.67	$ 11,960.00
Ast. Mgr.	$ 12.00	1	$ 12.00		OFF	OFF	OFF	OFF	12.5	12.5	12.5	$ 450.00	$ 1,950.00	$ 23,400.00
												$ 5,106.23	$ 22,127.00	$ 265,524.00

AM = Morning Shift

PM = Evening Shift

FT = Full Time

PT = Part Time